

March 18, 2013

Via Email
Mr. Stephen E. Riffee
Chief Financial Officer
Corporate Office Properties Trust
6711 Columbia Gateway Drive, Suite 300
Columbia, MD 21046

> **Re: Corporate Office Properties Trust**
> **Form 10-K**
> **Filed February 12, 2013**
> **File No. 001-14023**

Dear Mr. Riffee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Impairment Losses, page 38

1.   Please explain your basis in GAAP for recording recoveries of impairment losses on certain non-operating properties.

Consolidated Statements of Operations, page F-5

2.   Please tell us whether discontinued operations have been presented net of tax, and if so, please indicate on the face of the consolidated statements of operations.

<u>Note 2. Summary of Significant Accounting Policies, page F-10</u>

<u>Revisions, page F-11</u>

3.   We note that you plan to revise amounts pertaining to each of the 2012 calendar quarters in future quarterly filings on Form 10-Q. Please provide us with your materiality analysis of these revisions and tell us why you believe that it is appropriate to file the restated financial statements in future periodic reports rather than amending previously filed Form 10-Qs. In addition, please confirm to us that any financial statements that have been restated will be labeled as such in future filings.

4.   We also note that 2011 operating revenues, operating expenses and operating income changed significantly from the 2011 10-K to the 2012 10-K. Please tell us what these changes are related to and why they were not discussed in footnote 2 as part of the revisions discussion. Also, tell us how you determined it was appropriate to not label 2011 as restated and also tell us how you determined that you didn't have to file an Item 4.02 8-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kristi Marrone at (202) 551-3429 or me at (202) 51-3486 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Daniel L. Gordon

                                        Daniel L. Gordon

Branch Chief